UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Evanston Alternative Opportunities Fund

(Name of Issuer)

Evanston Alternative Opportunities Fund

(Name of Person(s) Filing Statement (Issuer))

Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares: 299222 208         Class I Shares: 299222 109

(CUSIP Number of Class of Securities)

Scott Zimmerman

1560 Sherman Avenue, Suite 960

Evanston, Illinois 60201

(847) 328-4961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Michael S. Caccese

Clair E. Pagnano

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

(617) 261-3100

June 29, 2015

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $5,150,164(a)	Amount of Filing Fee $599(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Important Dates Related to this Offer:

Date	Name of Date	Definition
June 29, 2015	Commencement Date	The date as of which the Offer commenced
July 28, 2015	Notice Date	The deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase (unless extended by the Fund to a later date subsequently designated by the Fund)*
July 28, 2015	Expiration Date	The deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request*
September 30, 2015	Repurchase Valuation Date	The date as of which the net asset value of the Shares is calculated, unless extended by the Fund to a later date subsequently designated by the Fund*
August 24, 2015	Acceptance Date	The date which is 40 business days after the Commencement Date (after which, if the Fund has not yet accepted your tender of Shares, you have the right to withdraw your tender)

*In the event of any extension of time during which the Offer is pending, you will be properly notified in writing by the Fund in accordance with the terms set forth later in this document. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that you make any decisions with respect to this Offer based on the dates specified in the table above.

Evanston Alternative Opportunities Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from its shareholders (“Shareholders”). The terms and conditions set out in the Offer to Repurchase, and the related Letter of Transmittal, together constitute the “Offer”. Specifically, the Fund is offering to repurchase Shares in an amount up to $5,150,164 (i.e., 15% of the net assets of the Fund, calculated as of May 29, 2015). The value of Shares repurchased will be calculated as of the Repurchase Valuation Date based on a price equal to the net asset value per Share of the respective class as of such Repurchase Valuation Date. Net asset value per Share of Class A and Class I Shares (each, a “Class”) is equal to (a) the difference between the value of the Fund’s assets invested in a Class and the value of the Fund’s liabilities with respect to that Class, including accrued fees and expenses, divided by (b) the number of Shares of that Class outstanding.) Shareholders desiring to tender Shares for repurchase must do so by 11:59 pm, Eastern time on the Notice Date, unless extended. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 pm, Eastern time on the Expiration Date, unless extended.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it repurchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. The payment will generally be made within approximately 35 days after the Repurchase Valuation Date. This amount will be subject to adjustment promptly after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected. To mitigate any effects of this, if all Shares owned by a Shareholder are repurchased, the Shareholder will receive an initial payment equal to at least 90% of the estimated value of the Shares (after adjusting for fees, expenses, reserves or other allocations or redemption charges) within approximately 35 days after the Repurchase Valuation Date, subject to audit adjustment, and the balance due will be determined and paid promptly after completion of the Fund’s annual audit.

Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus) to be paid to the Fund’s investment manager, Evanston Capital Management, LLC (the “Investment Manager”), has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs—i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund Shares.

A Shareholder who tenders its Shares for repurchase during the first year following such Shareholder’s purchase of such Shares will be subject to a fee of 3.00% of the value of the Shares repurchased by the Fund, payable to the Fund (an “Early Repurchase Charge”). In determining whether the repurchase of Shares is subject to an Early Repurchase Charge, the Fund will repurchase those Shares held the longest first. The Board of Trustees may, in certain limited instances where the Board of Trustees has determined that the remaining Shareholders will not be materially and adversely affected or prejudiced, waive the imposition of the Early Repurchase Charge. Any such waiver does not imply that the Early Repurchase Charge will be waived at any time in the future or that such Early Repurchase Charge will be waived for any other Shareholder.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $50,000 (i.e., the minimum initial investment applicable for the Fund) after giving effect to the tender. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time.

Shareholders desiring to tender Shares for repurchase must do so by 11:59 pm, Eastern time on the Notice Date, unless extended. The Offer to Shareholders remains revocable until 11:59 pm, Eastern time on the Expiration Date, unless extended. Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re -tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to repurchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at the following address:

Regular Mail:

BNY Mellon Investment Servicing (US) Inc.

Attn: Evanston Capital Management, LLC

P.O. Box 9686

Providence, Rhode Island 02940-9686

Overnight Courier:

Evanston Alternative Opportunities Fund

c/o BNY Mellon TA Alternative Investment RIC Funds

4400 Computer Drive

Westborough, Massachusetts 01581

or (ii) fax it to the Fund at 508-599-4240, so that it is received before 11:59 pm, Eastern time, on the Notice Date (or if applicable, the Notice Date as extended). The value of your Shares may change between May 29, 2015, the last date for which the Fund completed the calculation of its net asset value, and the Repurchase Valuation Date.

As of May 29, 2015, the last date for which the Fund completed the calculation of its net asset value, the aggregate net asset value of the Fund was $34,334,425 and the net asset value per Share of Class A Shares and Class I Shares was $0 (as no Class A Shares were outstanding) and $10.3213, respectively. The value of the Shares may change between May 29, 2015 and the Repurchase Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares may contact the Investment Manager at 847-328-4961 (Attn: Tracey Balderson) or at the address listed above, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Central time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 11:59 pm, Eastern time, on the Expiration Date. Also realize that the Offer is set to expire on the Expiration Date (or if applicable, Expiration Date as extended), and that, if a Shareholder desires to tender Shares for repurchase, it must do so by the Notice Date (or if applicable, Notice Date as extended). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase as of the Acceptance Date.

Item 2. Issuer Information.

(a) The name of the issuer is the Evanston Alternative Opportunities Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 1560 Sherman Avenue, Suite 960, Evanston, IL 60201 and the telephone number is (847) 328-4961.

(b) The title of the securities that are the subject of the Offer to Repurchase are Class A Shares and Class I Shares of beneficial interest or portions thereof in the Fund. (As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the Class A Shares and Class I Shares of beneficial interests in the Fund and portions thereof that constitute the classes of securities that are the subject of this Offer to Repurchase or the Class A Shares and Class I Shares of beneficial interests in the Fund or portions thereof that are tendered by Shareholders pursuant to the Offer to Repurchase.) As of the close of business on May 29, 2015, there was approximately $34,334,425 outstanding in capital of the Fund held in Shares. Subject to the conditions set forth in the Offer to Repurchase, the Fund will purchase up to $5,150,164 of Shares (the “Offer Amount”).

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Registration Statement dated May 28, 2015, which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is the Evanston Alternative Opportunities Fund. The Fund’s principal executive office is located at 1560 Sherman Avenue, Suite 960, Evanston, IL 60201 and the telephone number is (847) 328-4961. The Investment Manager of the Fund is Evanston Capital Management, LLC. The principal executive office of the Investment Manager is located at 1560 Sherman Avenue, Suite 960, Evanston, IL 60201 and the telephone number is (847) 328-4961. The Investment Manager’s portfolio managers for the Fund are Messrs. Adam B. Blitz, Don Fehrs, and Ms. Kristen VanGelder (herein defined as the “Managers”). Their address is 1560 Sherman Avenue, Suite 960, Evanston, IL 60201 and the telephone number is (847) 328-4961.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to $5,150,164. Shareholders desiring to tender Shares for repurchase must do so by 11:59 pm, Eastern time, on the Notice Date, unless extended, and not withdrawn (as described in Item 4(a)(1)(vi)) by 11:59 pm, Eastern time, on the Expiration Date, unless extended.

(ii) The value of the Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Repurchase Valuation Date. See Item 4(a)(1)(v) below.

A Shareholder who tenders some but not all of the Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $50,000 (i.e., the minimum initial investment applicable for the Fund) in the Fund after giving effect to the repurchase. Such minimum account balance requirement may be waived by the Investment Manager, in its sole discretion. Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund).

(iii) The scheduled expiration date is 11:59 pm, Eastern Time, July 28, 2015.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 7 of the Offer to Repurchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal to the Fund at the following address: Via Regular Mail: BNY Mellon Investment Servicing (US) Inc., Attn: Evanston Capital Management, LLC, P.O. Box 9686, Providence, Rhode Island 02940-9686, Via Overnight Courier: Evanston Alternative Opportunities Fund, c/o BNY Mellon TA Alternative Investment RIC Funds, 4400 Computer Drive, Westborough, Massachusetts 01581 or fax a completed and executed Letter of Transmittal to the Fund’s administrator, to the attention of Evanston Alternative Opportunities Fund, at 508-599-4240. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than 11:59 pm, Eastern time, on the Notice Date (or if applicable, Notice Date as extended). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above. To request a form of withdrawal notice, a Shareholder may contact Tracey Balderson of the Investment Manager at 847-328-4961.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares.

(ix) If Shares in excess of $5,150,164 are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

(2) Not applicable.

(b) The Investment Manager or members of the Board or officers of the Fund or Fund affiliate may have some of their Shares acquired in this tender offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s Prospectus dated May 28, 2015 (“Prospectus”), which was provided to each Shareholder, provides that the Fund’s Board has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Investment Manager expects that it will recommend to the Board that the Fund offer to repurchase Shares with a Valuation Date quarterly on or about March 31, June 30, September 30 and December 31 of each year. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Manager or the Fund’s Board, or any person controlling the Fund or controlling the Investment Manager or the Fund’s Board; and (ii) any person, with respect to Shares. The Fund is aware, however, that the Investment Manager or members of the Board or officers of the Fund or Fund affiliate may have some of their Shares acquired in this tender offer. The Fund has not previously offered to repurchase Shares from Shareholders.

Item 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer to Repurchase is to provide liquidity to Shareholders as contemplated by and in accordance with the procedures set forth in the Prospectus.

(b) Shares that are tendered to the Fund in connection with the Offer to Repurchase, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of remaining Shareholders in the Fund (assuming no further issuances of Shares).

(c) None of the Fund, the Investment Manager, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Investment Manager) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any change in the Fund’s Declaration of Trust, dated as of October 16, 2013 (as it may be amended, modified or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed $5,150,164 (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (d) below.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Investment Manager, or the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8. Interest in Securities of the Issuer.

(a) As of May 29, 2015, other than the Investment Manager, John Roswell, Ryan Cahill, Kenneth A. Meister, Adam B. Blitz and Don Fehrs, none of the Fund’s Trustees, Managers or officers held any Shares.

As of May 29, 2015, the Investment Manager held 47.65% of the Fund’s outstanding Class I Shares; John Roswell held 0.30% of the Fund’s outstanding Class I Shares; Ryan Cahill held 0.60% of the Fund’s outstanding Class I Shares; Kenneth A. Meister held 1.51% of the Fund’s outstanding Class I Shares; Adam B. Blitz held 7.55% of the Fund’s outstanding Class I Shares; and Don Fehrs held 0.30% of the Fund’s outstanding Class I Shares.

(b) Other than transactions conducted pursuant to the continuous offering of Shares, there have not been any transactions involving Shares in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensation or Used.

No persons have been directly or indirectly employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)(1) The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund commenced operations as a registered investment company under the 1940 Act on July 1, 2014 and has a fiscal year end of March 31. Accordingly, reference is made to the audited annual financial statements of the Fund for the annual period ended March 31, 2015, which were filed with the SEC on Form N-CSR (File number 811-22904), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11. Additional Information.

(a)    (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)          None.

Item 12. Exhibits.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

99.1	Cover Letter to Offer to Repurchase.
99.2	Offer to Repurchase.
99.3	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

EVANSTON ALTERNATIVE OPPORTUNITIES FUND

By:	/s/ Kenneth A. Meister
Name:	Kenneth A. Meister
Title:	Trustee, President and Principal Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offer to Repurchase.

99.2	Offer to Repurchase.

99.3	Form of Letter of Transmittal.

Cover Letter to Offer to Repurchase

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD

THIS NOTICE.

THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

June 29, 2015

Dear Evanston Alternative Opportunities Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Evanston Alternative Opportunities Fund (the “Fund”). If you are not interested in tendering any of your Class A Shares or Class I Shares in the Fund (“Shares”) for repurchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on June 29, 2015. While tenders of Shares may be withdrawn until 11:59 pm, Eastern time, on July 28, 2015, unless extended, tenders of Shares must be submitted no later than July 28, 2015, unless extended. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by no later than July 28, 2015, unless extended. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than July 28, 2015, unless extended.

We anticipate having tender offers each quarter, subject to approval by the Board of Trustees and any unforeseen circumstances.

If we may be of further assistance, please contact us by calling Evanston Capital Management, LLC at 847-328-4961 (Attn: Tracey Balderson), Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Central time.

Sincerely,

Evanston Alternative Opportunities Fund

EVANSTON ALTERNATIVE OPPORTUNITIES FUND

1560 Sherman Avenue, Suite 960

Evanston, Illinois 60201

(847) 328-4961

Offer to Repurchase Class A Shares and Class I Shares

Dated June 29, 2015

Letters of Transmittal Tendering Shares Must Be

Received by Evanston Alternative Opportunities Fund

11:59 pm, Eastern Time, on July 28, 2015,

unless the offer is extended

Withdrawal Rights Will Expire at

11:59 pm, Eastern Time, on July 28, 2015,

unless the Offer is Extended

Important Dates Related to this Offer:

Date	Name of Date	Definition
June 29, 2015	Commencement Date	The date as of which the Offer commenced
July 28, 2015	Notice Date	The deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase (unless extended by the Fund to a later date subsequently designated by the Fund)*
July 28, 2015	Expiration Date	The deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request*
September 30, 2015	Repurchase Valuation Date	The date as of which the net asset value of the Shares is calculated, unless extended by the Fund to a later date subsequently designated by the Fund*
August 24, 2015	Acceptance Date	The date which is 40 business days after the Commencement Date (after which, if the Fund has not yet accepted your tender of Shares, you have the right to withdraw your tender)

*In the event of any extension of time during which the Offer is pending, you will be properly notified in writing by the Fund in accordance with the terms set forth later in this document. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that you make any decisions with respect to this Offer based on the dates specified in the table above.

To the Shareholders of Evanston Alternative Opportunities Fund:

Evanston Alternative Opportunities Fund (the “Fund”) is offering to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from Fund shareholders (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Repurchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” As used in this Offer, the term “Shares” will refer to Class A Shares and Class I Shares of the Fund representing a beneficial interest of ownership in the Fund. The Fund is a closed-end, non-diversified, management investment company organized as a Delaware statutory trust that plans to periodically conduct tender offers to permit Shareholders to sell their Shares back to the Fund.

Specifically, the Fund is offering to repurchase Shares, pursuant to tenders by Shareholders, in an amount up to $5,150,164 (i.e., 15% of the net assets of the Fund, calculated as of May 29, 2015). The value of Shares repurchased will be calculated as of the Repurchase Valuation Date based on a price equal to the net asset value per Share as of such Repurchase Valuation Date. Net asset value per Share of Class A Shares and Class I Shares (each, a “Class”) is equal to (a) the difference between the value of the Fund’s assets invested in a Class and the value of the Fund’s liabilities with respect to that Class, including accrued fees and expenses, divided by (b) the number of Shares of that Class outstanding.

Shareholders desiring to tender Shares for repurchase must do so by 11:59 pm, Eastern time, on the Notice Date, unless extended. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 pm, Eastern time, on the Expiration Date, unless extended.

This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market.

As of May 29, 2015, the last date for which the Fund completed the calculation of its net asset value, the net asset value per Share of Class A Shares and Class I Shares was $0 (as no Class A Shares were outstanding) and $10.3213, respectively. Shareholders should realize that the value of the Shares may change between May 29, 2015 and the Repurchase Valuation Date.

Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for repurchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Repurchase Valuation Date, as of which the net asset value of its Shares is calculated.

Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact Evanston Capital Management, LLC (the “Investment Manager”) by calling 847-328-4961 (Attn: Tracey Balderson), Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Central time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

IMPORTANT

NONE OF THE FUND, THE INVESTMENT MANAGER, OR THE FUND’S BOARD OF TRUSTEES MAKE ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER, OR REFRAIN FROM TENDERING, SHARES. EACH SHAREHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER SHARES AND, IF IT CHOOSES TO DO SO, HOW MANY SHARES TO TENDER.

BECAUSE EACH SHAREHOLDER’S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS OWN FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

Evanston Alternative Opportunities Fund

Attn: Evanston Capital Management, LLC

1560 Sherman Avenue, Suite 960

Evanston, IL 60201

Telephone: 847-328-4961

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this Offer. For a full under- standing of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Repurchase and the related Letter of Transmittal. Section references are to this Offer to Repurchase.

•

The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to repurchase Shares in an amount up to $5,150,164. We will repurchase each Share you tender for repurchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets invested in a Class and the value of the Fund’s liabilities with respect to that Class, including accrued fees and expenses, divided by (b) the number of outstanding Shares of such Class of the Fund) calculated as of the Repurchase Valuation Date. If you desire to tender Shares for repurchase, you must do so by 11:59 pm, Eastern time, on the Notice Date (or if applicable, the Notice Date as extended). You have the right to change your mind and withdraw any tenders of your Shares until 11:59 pm, Eastern time, on the Expiration Date (or if applicable, the Expiration Date as extended). To request a form of withdrawal notice, a Shareholder may contact Tracey Balderson of Evanston Capital Management, LLC (the “Investment Manager”) at 847-328-4961.

•	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Expiration Date, and the Repurchase Valuation Date.

•	You may tender some or all of your Class A Shares and/or Class I Shares.

•

If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 6. The payment will generally be made within approximately 35 days after the Repurchase Valuation Date.

•

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $50,000 (i.e., the minimum initial investment applicable for the Fund) after giving effect to the repurchase. Such minimum account balance requirement may be waived by the Investment Manager, in its sole discretion. Shareholders desiring to tender Shares for repurchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.

•

Following this Summary Term Sheet is a formal notice of the Offer to Repurchase your Shares. If you desire to tender Shares for repurchase, you must do so by 11:59 pm, Eastern time, on the Notice Date (or if applicable, the Notice Date as extended). You have the right to change your mind and withdraw any tenders of your Shares until 11:59 pm Eastern time, on the Expiration Date (or if applicable, the Expiration Date as extended). Shares withdrawn may be retendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 5.

•

If you would like the Fund to repurchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at the following address:

Regular Mail:

BNY Mellon Investment Servicing (US) Inc.

Attn: Evanston Capital Management, LLC

P.O. Box 9686

Providence, Rhode Island 02940-9686

Overnight Courier:

Evanston Alternative Opportunities Fund

c/o BNY Mellon TA Alternative Investment RIC Funds

4400 Computer Drive

Westborough, Massachusetts 01581

or (ii) fax it to the Fund at 508-599-4240, so that it is received before 11:59 pm, Eastern time, on the Notice Date (or if applicable, the Notice Date as extended). See Section 4. The value of your Shares may change between May 29, 2015, the last date for which the Fund completed the calculation of its net asset value, and the Repurchase Valuation Date. See Section 2.

•

As of May 29, 2015, the last date for which the Fund completed the calculation of its net asset value, the net asset value per Share of Class A Shares and Class I Shares was $0 (as no Class A Shares were outstanding) and $10.3213, respectively. If you would like to obtain the estimated net asset value of your Shares, you may contact the Investment Manager at 847-328-4961 or at the address listed on the cover page to this Offer to Repurchase (Attn: Tracey Balderson), Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Central time. See Section 2.

1.	BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Fund’s Prospectus dated May 28, 2015 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”), the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus which was provided to each Shareholder in advance of subscribing for Shares provides that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to repurchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year (or, if any such date is not a business day, on the immediately preceding business day). This is the Fund’s first offer to repurchase Shares from Shareholders pursuant to written tenders.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Investment Manager, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Investment Manager. The Investment Manager intends to recommend to the Board of Trustees that the Fund offer to repurchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.

The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased as of the first business day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are repurchased. You should also realize that the Offer is set to expire on the Expiration Date unless extended, and that if you desire to tender Shares for repurchase, you must do so by the Notice Date, unless extended. With respect to the Shares you are tendering which are accepted for repurchase by the Fund, you remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of your Shares is calculated.

2.	OFFER TO REPURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, repurchase an amount of Shares up to $5,150,164. Shareholders desiring to tender Shares for repurchase must do so by 11:59 pm, Eastern time, on the Notice Date, unless extended, and not withdrawn (as provided in Section 5 below) before 11:59 pm, Eastern time, on the Expiration Date, unless extended. The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 3 and 7 below. The value of each Share tendered for repurchase will be the net asset value per Share as of the Repurchase Valuation Date, payable as set out in Section 6.

3.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $50,000 (i.e., the minimum initial investment applicable for the Fund) after giving effect to the repurchase. Such minimum account balance requirement may be waived by the Investment Manager, in its sole discretion. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $5,150,164 (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If Shares in excess of $5,150,164 are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date pursuant to Section 5 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Section 7 below.

4.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Repurchase should send or deliver by the Notice Date (or if applicable, the Notice Date as extended) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 11:59 pm, Eastern time, on the Notice Date (or if applicable, the Notice Date as extended).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Investment Manager or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

5.	WITHDRAWAL RIGHTS.

A tender of Shares may be withdrawn by a Shareholder at any time before 11:59 pm, Eastern time, on the Expiration Date (or if applicable, the Expiration Date as extended). Shares withdrawn may be retendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 4. Pursuant to Rule 13e-4(f)(2)(ii) under the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. To request a form of withdrawal notice, a Shareholder may contact Tracey Balderson of the Investment Manager at 847-328-4961.

6.	REPURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares. As stated in Section 2 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Repurchase Valuation Date. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

The Fund will make payment for Shares it repurchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and (c) possibly borrowings. The payment will generally be made within approximately 35 days after the Repurchase Valuation Date. This amount will be subject to adjustment promptly after completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected. To mitigate any effects of this, if all Shares owned by a Shareholder are repurchased, the Shareholder will receive an initial payment equal to at least 90% of the estimated value of the Shares (after adjusting for fees, expenses, reserves or other allocations or redemption charges) within approximately 35 days after the Repurchase Valuation Date, subject to audit adjustment, and the balance due will be determined and paid promptly after completion of the Fund’s annual audit.

Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus) to be paid to the Investment Manager has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs— i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund Shares.

A Shareholder who tenders for repurchase such Shareholder’s Shares during the first year following such Shareholder’s purchase of such Shares will be subject to a fee of 3.00% of the value of the Shares repurchased by the Fund, payable to the Fund (an “Early Repurchase Charge”). In determining whether the repurchase of Shares is subject to an Early Repurchase Charge, the Fund will repurchase those Shares held the longest first. The Board of Trustees may, in certain limited instances where the Board of Trustees has determined that the remaining Shareholders will not be materially and adversely affected or prejudiced, waive the imposition of the Early Repurchase Charge. Any such waiver does not imply that the Early Repurchase Charge will be waived at any time in the future or that such Early Repurchase Charge will be waived for any other Shareholder.

None of the Fund, the Investment Manager or the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the repurchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders or from the proceeds of the sale of securities held by the Fund.

7.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to repurchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened, challenging the Offer or otherwise materially or adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund (or its portfolio funds) has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were repurchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to repurchase Shares pursuant to the Offer.

8.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on October 16, 2013. A subscription for Shares of the Fund by the Fund’s sole initial shareholder was accepted for investment as of January 27, 2014. The Fund commenced operations on July 1, 2014. On October 14, 2014, the Securities and Exchange Commission (“SEC”) granted exemptive relief to the Fund to issue multiple classes of shares. Effective June 1, 2015, the Fund started to offer Class A Shares and Class I Shares, as disclosed with the Prospectus dated May 28, 2015. The Fund’s principal office is located at 1560 Sherman Ave, Suite 960, Evanston, IL 60201 and its telephone number is (847) 328-4961. Shares are not traded on any established trading market.

None of the Fund, the Investment Manager, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Investment Manager) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the repurchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any change in the Declaration of Trust dated as of October 16, 2013 (as it may be amended, modified or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. From time to time, the Board of Trustees of the Fund may have ongoing discussions with appropriate Trustee candidates to potentially join the Board of Trustees of the Fund.

Other than the sale of Shares in the ordinary course of the Fund’s business, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Investment Manager, any member of the Board of Trustees or any person controlling the Fund or the Investment Manager.

9.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate, or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

10.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund commenced operations on July 1, 2014 and has a fiscal year end of March 31. Accordingly, reference is made to the audited annual financial statements of the Fund for the annual period ended March 31, 2015, which are filed with the SEC on Form N-CSR on (File number 811-22904), and which are incorporated by reference in their entirety.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from the public reference office of the SEC at 100 Fifth Street, N.E., Washington, D.C. 20549-0102.

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

REGARDING CLASS A SHARES AND CLASS I SHARES IN THE EVANSTON ALTERNATIVE OPPORTUNITIES FUND

TENDERED PURSUANT TO THE OFFER TO REPURCHASE

DATED JUNE 29, 2015

THE OFFER WILL EXPIRE ON JULY 28, 2015

AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY

EVANSTON ALTERNATIVE OPPORTUNITIES FUND, EITHER BY MAIL OR BY FAX, BY 11:59 PM,

EASTERN TIME,

ON JULY 28, 2015, UNLESS THE OFFER IS EXTENDED.

COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN TO:

Regular Mail

BNY Mellon Investment Servicing (US) Inc.

Attn: Evanston Capital Management, LLC

P.O. Box 9686

Providence, Rhode Island 02940-9686

Overnight Courier

Evanston Alternative Opportunities Fund

c/o BNY Mellon TA Alternative Investment RIC Funds

4400 Computer Drive

Westborough, Massachusetts 01581

Fax

508-599-4240

For Additional Information:

Phone: 847-328-4961

(Attn: Tracey Balderson)

Ladies and Gentlemen:

The undersigned hereby tenders to Evanston Alternative Opportunities Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the Class A Shares and/or Class I Shares of the Fund (the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to repurchase, dated June 29, 2015 (“Offer to Repurchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the “Offer”).

THE OFFER TO REPURCHASE AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO REPURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE RECEIVED TIMELY AND IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Shares tendered hereby pursuant to this Letter of Transmittal.

The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent that, the Shares are repurchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer to Repurchase.

The undersigned recognizes that, under certain circumstances set forth in the Offer to Repurchase, the Fund may not be required to repurchase the Shares tendered hereby.

All authority herein conferred, or agreed to be conferred, in this Letter of Transmittal will survive the death or incapacity of the undersigned, and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Repurchase, this tender is irrevocable.

PLEASE MAIL TO: Via Regular Mail: BNY Mellon Investment Servicing (US) Inc., Attn: Evanston Capital Management, LLC, P.O. Box 9686, Providence, Rhode Island 02940-9686, Via Overnight Courier: Evanston Alternative Opportunities Fund, c/o BNY Mellon TA Alternative Investment RIC Funds, 4400 Computer Drive, Westborough, Massachusetts 01581 or fax a completed and executed Letter of Transmittal to the Fund’s administrator, to the attention of Evanston Alternative Opportunities Fund, at 508-599-4240. FOR ADDITIONAL INFORMATION, you may call Evanston Capital Management, LLC at 847-328-4961 (Attn: Tracey Balderson), Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Central time.

PART 1.             NAME, ADDRESS, AND OTHER CONTACT INFORMATION:

Name of Shareholder (as the Shares are titled):

Social Security No. or Taxpayer I.D. No.:

Telephone Number:

Account Number:

PART 2.             AMOUNT OF SHARES OF BENEFICIAL INTEREST OF OWNERSHIP BEING TENDERED:

☐	All of the undersigned’s Shares.

☐	That amount of the undersigned’s Shares having the following dollar value:

Class A Shares: $	Class I Shares: $

☐	That number of the undersigned’s Shares equal to:

Class A Shares:	Class I Shares:

Note: Shareholders desiring to tender Shares for repurchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund (i.e., $50,000). This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund.

*Proceeds from the tender offer will be wired to the bank account listed on the undersigned’s Investor Application unless the tendered Shares are held at a custodian or broker-dealer in which case such proceeds will be wired to such custodian or broker-dealer, unless the undersigned notifies the Fund’s administrator in writing.

PLEASE BE SURE TO COMPLETE THE SIGNATURE PAGE OF THIS FORM.

PART 3.             SIGNATURE(S)

If held jointly, all joint holders must execute this signature page.

Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON INVESTOR APPLICATION FORM FOR PURCHASE OF SHARES)	Joint Owner Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON INVESTOR APPLICATION FORM FOR PURCHASE OF SHARES)
Print Name of Shareholder	Print Name of Shareholder
Print Name and Title	Print Name and Title
Date:	Date: